FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2007
SUN MEDIA CORPORATION/CORPORATION SUN MEDIA
(Name of Registrant)
333 King Street East, Toronto, Ontario, Canada M5A 3X5
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
/s/ Michel Slight
By:	Michel Slight
Executive Vice President, Finance

Date: June 22, 2007

Press release
SUN MEDIA CORPORATION
Filed in this Form 6-K
Documents index

1.	Press release dated June 22, 2007

Sun Media Corporation Releases Restated U.S. GAAP Reconciliation Note to Financial Statements and Restated First Quarter 2007 financial information, Relating to Accounting for Fair Value Hedge Relationships.
Montreal, June 22, 2007 — Sun Media Corporation today published and filed with the United States Securities and Exchange Commission (“SEC”) an amended Annual Report on Form 20-F/A for 2006 and furnished to the SEC an amended Form 6-K/A for the three months ended March 31, 2007, to reflect a restatement of its U.S. GAAP reconciliation note to its financial statements. The amended Form 6-K/A also reflects a restatement of its statements of retained earnings for the three months ended March 31, 2007 and of its balance sheet as of March 31, 2007, as prepared under Canadian GAAP. None of the financial statements prepared under Canadian GAAP and filed with the amended Annual Report on Form 20-F/A for 2006 were restated. Sun Media’s consolidated statements of income, of comprehensive income and of cash flow for the three months ended March 31, 2007 were not restated. The amended Annual Report on Form 20-F/A for 2006 and the amended Form 6-K/A are available online.
Sun Media has restated its 2006, 2005 and 2004 U.S. GAAP reconciliation note in its financial statements to reflect certain adjustments to previously reported financial information for the accounting for certain fair value hedge relationships. In 2007, Sun Media adopted the Canadian GAAP standards on the accounting for financial instruments which are similar to those under US GAAP, without recasting the comparative figures. Accordingly, the balance sheet as of March 31, 2007 under Canadian GAAP was restated to reflect the cumulative effect of the change in accounting for certain fair value hedge relationships. These changes had no impact on the results reported under Canadian GAAP.
The overall impact of the restatement on the U.S. GAAP reconciliation note was to decrease Sun Media’s net income and comprehensive income under U.S. GAAP by $9.9 million, $6.6 million and $9.3 million in each of 2006, 2005 and 2004, respectively, and to decrease its retained earnings by $24.5 million and $14.6 million as of December 31, 2006 and 2005, respectively. The overall impact on the statements of retained earnings under Canadian and U.S. GAAP for the three months ended March 31, 2007 and on its balance sheet as of March 31, 2007 was a decrease in retained earnings of $24.5 million, an increase in long term debt of $29.4 million and a decrease in future income tax liabilities of $4.9 million. The restatement had no impact on net income under Canadian GAAP for 2006, 2005 and 2004 and for the three months ended March 31, 2007.
Sun Media Corporation, a wholly owned subsidiary of Quebecor Media Inc., is the second largest newspaper publishing company in Canada, publishing eight paid and seven free urban daily newspapers, nine paid community daily newspapers, and nearly 190 weekly newspapers, weekly shopping guides and agricultural and other specialty publications. Sun Media also owns a 25% interest in SUN TV Company, a general interest television station in Toronto, Ontario.
Forward-Looking Statements
Statements contained herein relating to matters that are not historical facts are forward-looking statements. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to: general economic, financial or market conditions; the intensity of competition within the newspaper industry and from other communications and advertising media and platforms; cyclical and seasonal variations in the businesses of our local, regional or national advertisers and in our advertising revenue; labour disputes or strikes; changes in our ability to obtain raw materials critical to our operations, such as newsprint, in sufficient quantities and at reasonable prices; exchange rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt; and interest rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt, or that could impact our accounting estimates. We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in Sun Media’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, including under the sections “Forward-Looking Statements” and “Risk Factors”, as well as in Sun Media’s filings from time to time with the SEC. Sun Media disclaims any obligation to update these statements unless applicable securities laws require us to do so.

For more information, please contact
Luc Lavoie
Executive Vice President, Corporate Affairs
Office: 514-380-1974
Mobile: 514-886-7665
lavoie.luc@quebecor.com